

Mail Stop 3233

March 13, 2017

<u>Via E-mail</u>
Wanjun Xie, Chief Executive Officer
Achison Inc.
3906 Main Street
Suite 207
Flushing, NY 11354

> **Re: Achison, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed February 15, 2017**
> **File No. 333-211051**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2016 letter.

General

1.   We note your response to our prior comments 1, 2 and 11, and your disclosure in the prospectus summary and in the liquidity section that Lansdale is a holding company. Please supplementally tell us the entities owned by Lansdale. Also clarify whether Lansdale is your parent company and if it holds or intends to hold sufficient shares to become your parent company. In this regard, we note your disclosure in the liquidity section that Lansdale Inc. will resell some of your shares after two years.

Prospectus Cover Page

2.   We note your disclosure that the offering will end 29 days after the registration statement is effective. Please tell us the basis for this time frame, including how you intend to sell 99.9 billion shares within 29 days. In this regard, we remind you of the undertaking in Item 512(a)(3), which requires you to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. Alternatively, refer to Rule 415(a)(2) for guidance in setting the appropriate time frame.

Prospectus Summary, page 6

3.   We note your response to our prior comments 11 and 15. Please revise paragraph 3 to state that you will reimburse Blueville, Inc. and clarify the amount owed to date. Also, revise your disclosure in the "Other Expenses of Issuance and Distribution" section to indicate, if true, that the $13,800 will be reimbursed.

Exhibit 5, Legal Opinion

4.   We refer to paragraph 6 of the opinion where counsel assumes that the issuance and delivery of the Registered Securities will not violate any applicable law, rule or regulation to which the company is subject. It is inappropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please ask counsel to revise the opinion to delete this assumption. Refer to the Division of Corporation Finance's Staff Legal Bulletin No. 19 for guidance.

5.   We note your response to our prior comment 18. Assumption (vii) in paragraph 7 continues to assume that you have a sufficient number of authorized shares as of the date of the opinion. Please have counsel revise the legal opinion to delete the assumption and to clarify separately that, as of the date of the opinion, you have a sufficient number of authorized shares. Refer to the Division of Corporation Finance's Staff Legal Bulletin No. 19 for guidance.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities